April 8, 2026

Matthew George
Chief Executive Officer
Merlin, Inc.
129 South Street
Boston, MA 02111

       Re: Merlin, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 3, 2026
           CIK No. 0002028707
Dear Matthew George:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    John Slater, Esq.